TransAlta Announces $200 Million of Senior Notes due 2014

CALGARY, Alberta (May 26, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has priced an offering of $200 million of 6.45 per cent senior notes due in 2014.  The senior notes were priced at 99.823 per cent for yield to maturity of 6.49 per cent. The notes have been rated BBB (stable) by Dominion Bond Rating Service and Standard & Poor’s Rating Services, a division of McGraw-Hill, Inc.  The net proceeds from the offering will be used for debt repayment, financing of TransAlta’s long-term investment plan and for general corporate purposes.

CIBC World Markets Inc. and Scotia Capital Inc. acted as joint lead agents and book-runners for the offering.  Copies of the final prospectus relating to the notes offering may be obtained from the SEDAR (www.sedar.com) and EDGAR (www.sec.gov) websites.

The offering of the notes was made pursuant to TransAlta’s Canadian $1 billion base shelf registration that was effective Nov. 8, 2007.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jess Nieukerk Manager, Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com